SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                             ________________

                                SCHEDULE TO

                Tender offer statement under Section 14(d)(1)
                   or 13(e)(1) of the Securities Exchange
                                Act of 1934

                              Foilmark, Inc.

                     (Name of Subject Company (issuer))

                          DUDLEY ACQUISITION INC.

                        A WHOLLY OWNED SUBSIDIARY OF
                         ILLINOIS TOOL WORKS INC.

                    (Names of Filing Persons (offerors))

                   Common Stock, Par Value $.01 Per Share


                                 344185103
                               (CUSIP Number)

                             Stewart S. Hudnut
            Senior Vice President, General Counsel and Secretary
                          Illinois Tool Works Inc.
                           3600 West Lake Avenue
                       Glenview, Illinois 60025-5811
                               (847) 724-7500

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                              James T. Lidbury
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

                         CALCULATION OF FILING FEE

===============================================================================
Transaction Valuation                                      Amount of Filing Fee
-------------------------------------------------------------------------------
Not Applicable                                              Not Applicable
-------------------------------------------------------------------------------



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.


    Amount Previously Paid:     N/A           Filing Party:           N/A
    Form or Registration No.:   N/A           Date Filed:             N/A



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transaction to which the statement relates:

      [X] third-party tender offer            [ ] going-private transaction
          subject to Rule 14d-1.                  subject to Rule 13e-3.

      [ ] issuer tender offer subject         [ ] amendment to Schedule 13D
          to Rule 13e-4.                          under Rule 13d-2



Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12.        Exhibits

                Text of Press Release issued by Illinois Tool Works Inc. and Foilmark, Inc. on April 11, 2001.